

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 13, 2009

Jeffrey Klausner
Chief Financial Officer
InfoSonics Corporation
4350 Executive Drive Suite 100
San Diego, CA 92121

> **Re: InfoSonics Corporation**
> **Form 10-K for the Fiscal-Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-32217**

Dear Mr. Klausner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief